082-03692

06016571

RECEIVED

2006 SEP -6 P 1:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A. and Subsidiaries

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2006 and Independent Accountants' Review Report

SUPPL

Deloitte Touche Tohmatsu Auditores Independentes

PROCESSED

SEP 08 2006

THOMSON FINANCIAL

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2006, the related statements of income for the six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the six-month period ended June 30, 2006 are presented for purposes of additional analysis (see Note 16.b)) and are not a required part of the basic interim financial statements. Such statements have been subject to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter and six-month period ended June 30, 2006 taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2006 (restated), and the statements of income for the quarter and six-month period ended June 30, 2005 and cash flows for the six-month period then ended, presented for comparative purposes, and issued unqualified review reports thereon, dated April 28, 2006 (updated to August 4, 2006) and August 12, 2005, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 4, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portugue

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2006
(In thousands of Brazilian reais - R$)

	Company		C
ASSETS	06/30/06	03/31/06	06/30/(
CURRENT ASSETS			
Cash and banks	409	562	3,9
Temporary cash investments	218,094	251,172	222,5
Trade accounts receivable	204,569	209,986	256,8
Allowance for doubtful accounts	(12,061)	(13,093)	(13,8
Inventories	81,291	77,913	145,7
Deferred income and social contribution taxes	15,635	17,814	15,6
Other receivables	10,155	10,922	14,7
Recoverable taxes	13,231	14,356	29,6
Interest on capital and dividends receivable	-	1,028	
Prepaid expenses	972	1,183	2,2
	532,295	571,843	677,5
LONG-TERM ASSETS			
Assets held for sale	13,445	13,445	14,3
Recoverable taxes	6,449	5,832	6,5
Escrow deposits	10,920	11,290	12,2
Other receivables	4,913	5,190	6,4
Deferred income and social contribution taxes	44,298	44,982	58,4
	80,025	80,739	98,0
PERMANENT ASSETS			
Investments:			
Subsidiaries	256,305	251,318	
Negative goodwill - subsidiary	-	-	
Other investments	195	195	1
Property, plant and equipment	130,290	117,619	279,2
Deferred charges	12,439	13,041	12,5
	399,229	382,173	291,9
TOTAL ASSETS	1,011,549	1,034,755	1,067,5

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
GROSS SALES				
Sales of products	723,202	657,255	876,980	844,329
Sales taxes	(147,151)	(135,826)	(176,607)	(172,348)
NET SALES	576,051	521,429	700,373	671,981
COST OF SALES	(303,905)	(296,666)	(401,132)	(414,516)
GROSS PROFIT	272,146	224,763	299,241	257,465
OPERATING (EXPENSES) INCOME				
Selling	(138,624)	(130,269)	(151,034)	(142,302)
General and administrative	(31,146)	(29,164)	(36,972)	(35,588)
Financial income	26,464	21,085	24,355	21,237
Financial expenses	(10,318)	(11,529)	(13,621)	(16,645)
Equity in subsidiaries	2,609	19,839	-	-
Amortization of deferred charges	(4,393)	(4,121)	(4,403)	(4,132)
Other operating (expenses) income, net	(17,833)	10,839	(18,075)	10,440
	(173,241)	(123,320)	(199,750)	(166,990)
INCOME FROM OPERATIONS	98,905	101,443	99,491	90,475
Nonoperating income, net	801	(1,761)	(29)	14,690
INCOME BEFORE TAXES ON INCOME	99,706	99,682	99,462	105,165
Income and social contribution taxes	(21,686)	(16,986)	(21,505)	(23,060)
Reversal of interest on capital	-	-	-	573
NET INCOME	78,020	82,696	77,957	82,678

The accompanying notes are an integral part of these interim financial statements.

1. OPERATIONS

The Company is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants.

The Company has tax incentives granted by the State governments where the factories are located, which are scheduled to expire between 2008 and 2020. These incentives are accounted for as described in Note 3.

The Company and its subsidiaries also have Federal tax incentives for operating profit in the Northeast Region and Manaus Free Trade Zone. The tax benefit arising from these incentives is recognized in shareholders' equity as capital reserve.

As of June 30, 2006, the Company has equity interest in certain companies, the principal of which are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

- Santista Têxtil S.A. (total interest of 30.66% - jointly-owned subsidiary), through the holding company Participaciones Santista Textil España, S.L. (Note 5) - operation in the areas of cotton processing, spinning, weaving and fabric finishing; sale, import and export of these products and their raw materials; and clothing and related business.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The individual and consolidated interim financial statements have been prepared and are presented in accordance with Brazilian accounting practices, standards and instructions of the Brazilian Securities Commission (CVM), and in accordance with the accounting practices adopted in the preparation of the financial statements for the year ended December 31, 2005, published on February 21, 2006, except for the accounting procedures adopted in 2006, as described in Note 3.

Certain reclassifications have been made to the balance sheet as of March 31, 2006 for comparability with the balance sheet as of June 30, 2006.

The financial statements of foreign subsidiaries have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet date.

Reconciliation between net income and shareholders' equity (Company and consolidated) for the six-month period ended June 30, 2006 is as follows:

	Net income		Shareholders' equity	
	06/30/06	06/30/05	06/30/06	03/31/06
Company	78,020	82,696	702,492	684,406
Prior years' net unrealized profits of Santista Têxtil S.A.	(63)	(18)	(234)	(212)
Consolidated	77,957	82,678	702,258	684,194

3. NEW ACCOUNTING PRACTICES FOR INVESTMENT GRANTS

As mentioned in Note 1, the Company receives tax incentives from State governments. As of December 31, 2005, these tax incentives were recorded in "Profit and loss" account, since they were not directly related to the Company's investment projects.

According to the announcement to the market of September 1, 2005, the Board of Directors approved on August 12, 2005 a plant expansion and modernization project to increase installed capacity, expand industrial facilities, increase production and create jobs in the State of Paraíba. Thus, the Paraíba State government began to condition the incentive to the investments in this State, which led the Company to account for said incentive under the caption "Capital reserve", in shareholders' equity, retroactive to January 1, 2006, since the investments were substantially begun this year. The amounts for the quarter and six-month period ended June 30, 2006, relating only to the incentive granted by that State, accounted for as capital reserves, are R$15,303 and R$31,409, respectively (R$11,221 and R$23,667, for the same periods of 2005, recognized as "Other operating income").

The incentives from other locations not yet linked to specific projects remain recorded as "Other operating income", in the statement of income, whose balance in the first half 2006 is R$8,185 (R$10,082 in 2005).

4. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Investment funds (a)	162,039	177,048	162,039	177,048
Bank certificates of deposit (CDBs) (b)	56,055	74,124	56,911	75,691
Money market investments	-	-	3,614	-
Foreign currency investments	-	-	-	1,568
	218,094	251,172	222,564	254,307

(a) Investment funds in several banks with average yield of 101.89% of the interbank deposit rate (CDI).

(b) CDBs in several banks with average yield of 100.27% of the CDI.

5. INVESTMENTS IN SUBSIDIARIES

June 30, 2006	Amapoly Indústria e Comércio Ltda.	Fibrasil Agrícola e Comercial Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A. (indirect)	Total
Number of shares held	6,557,122	25,583	2,500	6,132,841	-
Capital	10,045	1,157	12,412	437,709	-
Shareholders' equity	65,832	32,093	(1,366)	536,639	-
Net income (loss)	4,328	-	(497)	(14,573)	-
Ownership interest - %	100	100	100	30,6642	-
Book value of the Company's investment, net of negative goodwill:					
June 30, 2006	65,832	32,093	(1,367)	159,747	256,305
March 31, 2006	60,093	32,093	(1,238)	160,370	251,318
Equity in subsidiaries:					
Six-month period ended June 30, 2006	7,494	-	(427)	(4,458)	2,609
Six-month period ended June 30, 2005	4,200	13,756	69	1,814	19,839

On March 21, 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold a real property to a third party for R$17,800, generating nonoperating income of R$15,727 (consolidated).

Assignment of shares of Santista Têxtil S.A.

According to the Significant Event Notice of March 6, 2006, the Company entered into an agreement with a Spanish publicly-traded company operating in the textile industry, Tavex Algodonera S.A. ("Tavex"), with the purpose of integrating the Spanish company's businesses with those of Santista Têxtil S.A.

As part of this business integration, on March 27, 2006 the Company transferred its shares in Santista Têxtil S.A. to a holding company located in Spain, Participaciones Santista Têxtil España ("PSTE").

On March 28, 2006, the Boards of Directors of Tavex and PSTE approved a Merger Agreement, a copy of which was filed with the Brazilian Securities Commission (CVM).

As announced in the Significant Event Notice on June 20, 2006, in the Shareholders' Meetings of Tavex and PSTE the merger of PSTE into Tavex was approved, with the consequent dissolution of PSTE and succession by Tavex of all rights and obligations. As a result of this merger, the shares of PSTE will be replaced by shares of Tavex. Accordingly, the Company will own 22.164% of Tavex.

This merger will be consummated only in July 2006. Therefore, as of June 30, 2006 the Company maintains in its accounting records the indirect investment in Santista Têxtil S.A., accounted for under the equity method, and its proportionate consolidation.

6. LOANS AND FINANCING

	Currency	Index and average annual interest rate	Company		Consolidated	
			06/30/06	03/31/06	06/30/06	03/31/06
Bank loans	US$	Exchange variation and interest of 4.35% to 8.735%	-	38,307	58,094	81,202
Bank loans	CHF	Exchange variation and interest of 5.25%	-	-	274	348
Bank loans	EUR	Exchange variation and interest of 4.10%	-	-	1,642	1,781
Bank loans	CLP	Exchange variation and interest of 5.35%	-	-	5,857	7,564
FINAME (b)	R$	TJLP (a) + interest of 1.9% to 4.5%	6,223	6,721	7,643	6,721
BNDES (c)	R$	Currency basket with interest of 10.83% and TJLP plus interest of 4.48% to 12.5%	-	-	11,966	17,491
Total			6,223	45,028	85,476	115,107
Current liabilities			2,019	14,812	36,015	47,027
Long-term liabilities			4,204	30,216	49,461	68,080

(a) TJLP - long-term interest rate.

(b) FINAME - National Equipment Financing Authority.

(c) BNDES - National Bank for Economic and Social Development.

Maturities of long-term loans and financing are as follows:

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
2007	1,028	3,510	4,912	9,351
2008	1,527	6,192	14,267	17,623
2009	1,292	5,993	20,130	19,046
2010	357	5,210	5,270	7,850
2011	-	4,655	1,343	6,003
2012	-	4,656	1,343	6,004
2013	-	-	1,343	1,348
2014	-	-	853	855
	4,204	30,216	49,461	68,080

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million, to finance the Company's investment program. Amortization of this agreement began in 1999. Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. On June 27, 2003, the first portion of US$5 million was released. On October 14, 2004, the amount of US$10 million was released.

On June 29, 2006, the Company decided to repay all loans due to the IFC, whose remaining balance as of that date was US$15.6 million (US$1.7 million for the 1996 agreement and US$13.9 for the last agreement), equivalent to R$36,083.

On March 29, 2006, the Company entered into a loan agreement with BNB - Banco do Nordeste do Brasil in the amount of R$112,000, to fund investment projects in the Northeast region. The loan will be repaid in ten years from 2008. The release of funds is linked to the schedule of investment disbursements, and no funds have been released as of June 30, 2006.

7. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
COFINS (tax on revenue)	8,857	8,727	8,857	8,727
PIS (tax on revenue)	1,543	1,455	1,543	1,455
Other	2,389	2,319	2,389	2,319
	12,789	12,501	12,789	12,501

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis of these taxes.

The amounts of these taxes for the periods under litigation were accrued and are being monetarily restated based on the Central Bank overnight rate (SELIC), charged to "Financial expenses", in the statement of income.

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of June 30, 2006 is R$21,442 (R$20,902 as of March 31, 2006) and is shown as a reduction of the respective provision.

On March 2, 2006, the extraordinary appeal related to this matter was accepted by the Federal Supreme Court, and the payment of the debt or an escrow deposit was required. On March 30, 2006, the Company opted to pay R$43,041, the portion related to the challenge of the increase in COFINS rate, while the amount is disputed in court.

8. RESERVE FOR CONTINGENCIES

As of June 30, 2006, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Labor lawsuits	4,562	4,579	7,864	8,035
Tax lawsuits	-	-	-	912
Industrial optimization	4,664	6,248	6,045	6,248
Other	225	980	1,154	3,038
	9,451	11,807	15,063	18,233

b) Long-term liabilities

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Labor lawsuits	7,621	7,621	8,918	8,943
Tax lawsuits	2,261	2,277	2,261	2,280
Industrial optimization	3,291	5,444	3,291	5,444
Other	3,126	3,129	3,128	3,129
	16,299	18,471	17,598	19,796

9. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Royalties	2,802	707	2,802	707
Freight	3,399	4,260	4,098	4,991
Other (commissions, outside services, utilities, etc.)	8,808	12,879	13,546	16,698
	15,009	17,846	20,446	22,396

10. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Amapoly Indústria e Comércio Ltda.(i)	51,433	48,607	-	-
Fibrasil Agrícola e Comercial Ltda. (i)	32,087	26,693	-	-
Camargo Corrêa S.A. (ii)	-	-	2,712	2,642
	83,520	75,300	2,712	2,642

(i) Represented by an intercompany account between the Company and its subsidiaries, in view of the centralized management conducted by the Company. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A., and is subject to the general market price index (IGP-M) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06
Current (included in):						
Trade accounts payable	1,677	407	-	-	-	-
Other payables	-	-	3	50	-	-
	06/30/06	06/30/05	06/30/06	06/30/05	06/30/06	06/30/05
Transactions-						
Purchases	16,116	15,966	-	-	-	3,672

On April 10, 2004, a service order was signed between the Company and Construções e Comércio Camargo Corrêa S.A. for the expansion of two plants in the State of Paraíba. The service amount of R$34,000, including direct and indirect costs, will be formalized upon the execution of a piecework agreement. In the second quarter of 2006 approximately R$900 has already been disbursed.

Purchase and sale transactions were carried out under usual market prices and conditions.

11. OTHER OPERATING EXPENSES

Refer principally to profit sharing program, inventory losses, reserve for contingencies and other expenses.

12. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of June 30, 2006 reflect the average market rates.

As of June 30, 2006, the investment in publicly-traded company is represented solely by the indirect investment of 30.66% in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

As of June 30, 2006, there are no unrecorded financial instruments (derivatives).

The indirect subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

13. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Assets and liabilities

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Deferred income and social contribution taxes:				
Current assets - temporary differences:				
Allowance for doubtful accounts	4,101	4,452	4,101	4,452
Provision for inventory loss	1,470	1,580	1,470	1,580
Reserve for contingencies	1,617	1,557	1,617	1,557
Provision for industrial optimization	2,349	3,343	2,349	3,343
Other temporary differences	6,098	6,882	6,098	6,882
	15,635	17,814	15,635	17,814
Long-term assets:				
Tax loss carryforwards (*)	26,083	26,083	32,570	31,933
Temporary differences:				
Reserve for contingencies	4,423	4,423	4,423	4,423
Provision for industrial optimization	2,722	3,454	2,722	3,454
Provision for taxes	6,926	6,598	6,926	6,598
Provision for loss on property, plant and equipment	2,139	2,139	2,139	2,139
Other temporary differences	2,005	2,285	9,656	10,361
	18,215	18,899	25,866	26,975
	44,298	44,982	58,436	58,908

	Company		Consolidated	
	06/30/06	03/31/06	06/30/06	03/31/06
Long-term liabilities:				
Provision for income and social contribution taxes (*)	52,289	52,289	52,289	52,289
Temporary differences	-	-	6,268	6,543
Provision for income tax on royalties	2,612	2,556	2,612	2,556
	54,901	54,845	61,169	61,388

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been met.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the six-month period

Income and social contribution tax expenses recorded in income for the first half of 2006 are composed of:

	Company		Consolidated	
	06/30/06	06/30/05	06/30/06	06/30/05
Income before taxes	99,706	99,682	99,462	105,165
Statutory tax rates	34%	34%	34%	34%
Income and social contribution taxes at statutory rates	(33,900)	(33,892)	(33,817)	(35,756)
Effect of income and social contribution taxes on permanent differences:				
Equity in subsidiaries	887	6,745	-	-
Prepaid interest on capital	9,242	9,918	9,242	10,491
Other permanent deductions, net	(435)	(32)	(467)	(1,559)
Adjustment of nominal rate of subsidiaries	-	-	(2,152)	3,489
Reversal of deferred tax liabilities	2,167	-	2,167	-
Federal tax incentive of subsidiary	-	-	3,166	-
Other effects	353	275	356	275
Income and social contribution tax expenses	(21,686)	(16,986)	(21,505)	(23,060)

14. SHAREHOLDERS' EQUITY

Capital

Capital as of June 30, 2006 is R$391,804, represented by 18,683,323 shares without par value, consisting of 9,207,594 common shares and 9,475,729 preferred shares.

Treasury shares

As of June 30, 2006, the Company held in treasury 795,600 preferred shares and 9,055 common shares, acquired according to resolutions of the Board of Directors, for the purpose of investing cash on hand.

According to a resolution by the Board of Directors, 421,445 shares were acquired in the first half of 2006, for approximately R$38,148.

Interest on capital

The shareholders are entitled every year to receive dividends of at least 25% of net income, calculated in accordance with Brazilian corporate law and the bylaws. In the six-month period ended June 30, 2006, the Board of Directors approved the advance of interest on capital, subject to approval in the Annual Shareholders' Meeting to take place in 2007, in excess of mandatory minimum dividends, as shown below:

	Company	
	06/30/06	06/30/05
Net income for the period	78,020	82,696
Legal reserve to be recognized at yearend	(3,901)	(4,134)
Calculation basis for mandatory minimum dividends	74,119	78,562
Mandatory minimum dividends per year - 25%	18,530	19,640
Management's proposal:		
Proposed interim interest on capital	27,183	29,171
Withholding income tax (IRRF) on interest on capital	(3,180)	(3,294)
Total, net	24,003	25,877

15. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's Executive Board. The Program is managed by a management committee appointed by the Board of Directors. The committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of June 30, 2006, stock options were granted under four option plans approved by the management committee, as shown below:

	Granted	Exercised	Exercisable
2002	71,960	10,680	61,280
2003	99,040	10,780	88,360
2004	126,610	-	126,610
2005	118,090	-	118,090
Total	415,700	21,460	394,340

Grace period (starting from the date the call option was granted)	Shares released for each year - %
Until 24 months	Exercise is not allowed
After 24 months	20
After 36 months	20
After 48 months	20
After 60 months	40

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

16. SUPPLEMENTAL INFORMATION

a) Supplemental consolidated financial information is presented on the Company for the six-month periods ended June 30, 2006 and 2005, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the six-month periods then ended as follows:

	06/30/06	06/30/05
BALANCE SHEETS		
Assets:		
Current assets:		
Cash and banks	218,543	251,785
Trade accounts receivable	195,394	200,644
Inventories	85,239	82,051
Other receivables	42,576	51,003
Total current assets	541,752	585,483
Long-term assets:		
Assets held for sale	13,445	13,445
Recoverable taxes	6,533	5,910
Deferred income and social contribution taxes	44,298	44,982
Escrow deposits	11,007	11,378
Other receivables	4,914	5,190
Total long-term assets	80,197	80,905
Permanent assets	309,333	297,812
Total assets	931,282	964,200

	06/30/06	06/30/05
Liabilities:		
Current liabilities:		
Trade accounts payable	45,232	45,390
Loans and financing	3,439	16,080
Payroll and related charges	41,243	40,375
Accounts payables	15,302	18,153
Reserve for contingencies and other	9,451	11,807
Interest on capital and dividends payable	12,827	16,255
Taxes payable	7,308	9,821
Total current liabilities	134,802	157,881
Long-term liabilities:		
Loans and financing	4,204	30,216
Provision for income and social contribution taxes	54,901	54,845
Provision for taxes	12,789	12,501
Reserve for contingencies and other	16,301	18,474
Other	5,794	5,877
Total long-term liabilities	93,989	121,913
Shareholders' equity	702,491	684,406
Total liabilities	931,282	964,200

	06/30/06	06/30/05
STATEMENTS OF INCOME		
Gross sales	739,134	675,419
Sales taxes	(149,625)	(138,674)
Net sales	589,509	536,745
Cost of sales	(309,651)	(303,887)
Gross profit	279,858	232,858
Operating (expenses) income:		
Selling	(140,294)	(132,218)
General and administrative	(30,005)	(27,749)
Management compensation	(1,375)	(1,675)
Financial income	22,914	16,213
Financial expenses	(8,385)	(7,262)
Equity in subsidiaries	(4,458)	1,814
Amortization of deferred charges	(4,403)	(4,132)
Other operating (expenses) income	(17,865)	10,675
	(183,871)	(144,334)

	06/30/06	06/30/05
Income from operations before exchange variation and financial charges on taxes	95,987	88,524
Exchange variation	3,913	5,004
Financial charges on taxes	(2,111)	(4,446)
Income from operations	97,789	89,082
Nonoperating income, net	804	14,448
Income before income and social contribution taxes	98,593	103,530
Income and social contribution taxes	(20,573)	(20,834)
Net income	78,020	82,696

b) Cash flows

In compliance with the Differentiated Corporate Governance Practices Regulation (Level 1), the cash flows are being presented as supplemental information, prepared indirectly according to the Brazilian Institute of Independent Auditors (IBRACON) Accounting Standard and Procedure (NPC) No. 20.

	06/30/06			06/30/05		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
From operating activities						
Net income	78,020	78,020	77,957	82,696	82,696	82,678
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	14,012	14,497	23,997	13,587	14,028	23,664
Gain (loss) on sale/write-off of property, plant and equipment	127	127	2,238	1,760	(14,448)	(13,648)
Equity in subsidiaries	(2,609)	4,458	-	(19,839)	(1,814)	-
Interest, monetary and exchange variations on loans, long-term taxes and escrow deposits	2,111	2,146	9,753	288	288	1,825
Reserve for contingencies	(4,196)	(4,196)	(5,576)	(464)	(2,274)	(2,308)
Deferred income and social contribution taxes	5,074	5,074	4,632	(767)	(767)	2,190
Allowance (reversal of) for doubtful accounts	229	229	259	940	940	(40)
Cash provided by operating activities	92,768	100,355	113,260	78,201	78,649	94,321
Decrease (increase) in assets:						
Trade accounts receivable	(5,946)	(5,620)	(8,121)	(11,029)	(10,881)	(12,266)
Inventories	(12,379)	(12,380)	(16,402)	(10,937)	(12,284)	(8,171)
Prepaid expenses	(1,346)	(1,361)	(616)	(1,565)	(1,597)	(1,834)
Recoverable taxes	(10,764)	(13,134)	(10,533)	2,275	2,282	3,019
Other receivables	-	(952)	(4,742)	(4,121)	(1,641)	(3,272)
	(30,435)	(33,447)	(40,414)	(25,377)	(24,121)	(22,524)
Increase (decrease) in liabilities:						
Trade accounts payable	5,402	3,545	870	5,035	7,408	10,780
Taxes payable	(46,135)	(45,909)	(45,578)	3,726	3,566	7,324
Payroll and related charges	3,091	3,386	2,035	3,460	3,612	(235)
Provision for income and social contribution taxes	(6,360)	(6,379)	(8,077)	6,365	6,476	4,432
Other payables	2,988	(11,023)	(10,011)	12,158	(1,970)	(2,691)
	(41,014)	(56,380)	(60,761)	30,744	19,092	19,610
Net cash provided by operating activities	21,319	10,528	12,085	83,568	73,620	91,447

	06/30/06			06/30/05		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
From investing activities						
Increase in investments	-	-	-	-	-	(5)
Additions to property, plant and equipment/increase in deferred charges	(34,018)	(34,492)	(37,460)	(21,093)	(21,819)	(33,671)
Dividends and interest on capital received	1,028	1,028	-	3,962	3,962	-
Deferred income	-	-	-	-	-	2,697
Proceeds from sale of permanent assets	2,000	12,800	12,800	7,371	18,051	18,051
Net cash (used in) provided by investing activities	(30,990)	(20,664)	(24,660)	(9,760)	194	(12,928)
From financing activities						
Proceeds from (repayments of) loans and financing	(45,394)	(44,913)	(39,614)	(5,353)	(5,471)	(12,826)
Income tax incentive	4,418	4,418	4,418	2,484	2,484	2,484
Investment grants	31,409	31,409	31,409	-	-	-
Purchase of treasury shares	(39,489)	(39,489)	(39,489)	(3,153)	(3,153)	(3,153)
Dividends and interest on capital paid	(17,136)	(17,136)	(17,168)	(36,334)	(36,334)	(36,403)
Net cash used in financing activities	(66,192)	(65,711)	(60,444)	(42,356)	(42,474)	(49,898)
Beginning balance of acquisition of indirect subsidiary						
(=) Net increase (decrease) in cash and cash equivalents	(75,863)	(75,847)	(73,017)	31,452	31,340	28,621
(+) Cash and cash equivalents at beginning of period	294,365	294,390	299,511	183,064	183,230	189,646
(=) Cash and cash equivalents at end of period	218,503	218,543	226,492	214,516	214,570	218,267

17. SUBSEQUENT EVENT

In connection with the matter mentioned in Note 5, on July 27, 2006, Participaciones Santista Têxtil España was merged into Tavex Algodonera S.A. Thus, in the second half of 2006, the Company will begin to account for equity in Tavex under the equity method, proportionate to the ownership interest of 22.164%.

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE

QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2006

To our Shareholders:

We closed the six-month period with a more sound, healthy and profitable company. The ongoing work of making our brands stand out based on constant innovations, incorporation of new technologies and models according to the main international trends has added value to the product mix and provided for growth in domestic sales and exports. Strict management of costs and expenses has generated increased profit margins, ensuring competitiveness for our products. We highlight the capacity to achieve this performance in the footwear sector's adverse scenario of greater competition from imported products and falling exports.

COMPANY OF THE YEAR

For the second time in its history, the Company has been elected Company of the Year, in the "Best and Biggest" edition of Exame magazine, and the best company in its sector. The Company excelled in all criteria applied in the evaluation, proving that it is on the right track and generating value for all those with which it has relations: consumers, suppliers, employees, shareholders and society. Nearly a century old, the Company has a far-reaching vision of the future that includes great potential for growth and transformation of a global company of desired brands.

BRANDS

Havaianas is Brazilian consumers' favorite brand. It holds 43% of the sandals market, according to Latinpanel data from May 2006, as well as being the top-of-mind sandals brand for 61% for consumers of this product. In the Northern Hemisphere's summer, in addition to strong presence in the international media and high-visibility spaces at stores such as Macy's, in New York, a seasonal Havaianas store was opened in Saint Tropez, on the French Riviera. The new sandals collection, developed in line with the main international fashion trends, was launched in June 2006, with 40 models for the domestic market and 34 for the foreign market.

Mizuno has maintained its leading position in the running segment. The brand's launches included the Wave Creation 7, the Wave Aero, a high-performance shoe for triathletes, and the Wave Shinken, a global launch of high-tech soccer boots. Other launches were the Night Run and women's Seamless clothing lines, for training and produced with seamless technology.

Topper launched the Velocity and Discovery soccer boots and new colors of the Irony and Energy II models, which may be used for soccer player training. By offering products with greater innovation and technology, it increased its visibility to customers and consumers, and gained space in the "value segment" of the sports footwear market, which produced an increase in revenue, in relation to the first half of 2005.

Rainha has invested in technology, materials and design to reposition its products for the higher added-value footwear segment. It participated in São Paulo Fashion Week, with the Rainha VL Copacabana, as a form of increasing its visibility in the fashion world. It launched seven System 3000 models, with a modern look and colors that follow international trends.

Timberland continued the process of adopting the new visual standard for its stores and expanding the chain, in line with the brand's growth plan in Brazil. The Shopping Center Iguatemi store, in São Paulo, was renovated according to the brand's new standards for equipment and visual communication. The openings at BH Shopping and Diamond Mall, in Belo Horizonte, increased to ten the chain's number of stores.

Meggashop continued with the work of visual standardization and modernization of the factory store model, including a change in the product mix, focusing on exclusive sports clothing and footwear of Alpargatas brands. Escola Superior de Propaganda e Marketing de São Paulo chosed Meggashop as a case study in Brazilian retail.

Têxteis Industriais concentrated on the strategy of diversifying markets and developing products with greater added value. It expanded its portfolio with Locomotiva Stone, 100% cotton canvas used in purses, backpacks and footwear, and new patterns of fabrics for curtains. In addition, it supplemented its Night&Day Sign line, focused on the visual communication line. The volume exported grew 38% compared to the first half of 2005.

FINANCIAL AND ECONOMIC PERFORMANCE

The Company recorded the investment and job-creation grant, arising from its operations in the State of Paraíba, in the "Capital reserve" account, retroactive to January 1, 2006. The recording is justified by the Company's commitment to invest in increasing installed capacity, expanding manufacturing facilities, increasing production and generating jobs in that State, according to a project approved in August 2005 by the Board of Directors, significantly begun in 2006. In the presentation of the following numbers, the results for 2006 include this accounting procedure. For purposes of comparison, we present the "pro forma" figures on income from operations and net income for 2005 with this form of recording as well.

Gross sales

Maintained the upward trend, totaling R$365.6 million for the quarter and R$739.1 million for the first six-month period. The Havaianas collection, launched in June with new models, colors and patterns, the repositioning of the Rainha and Topper brands to greater added-value market segments, and the expansion of exports (64% in dollars and 27% in volume) contributed to higher sales.


Gross Sales
R$ million
+ 3.3%
353.9
365.6
+ 9,4%
675.4
739.1
2005
2006
2nd quarter
1st six-month the period

Gross Profit

Reached R$138.5 million for the quarter and R$279.9 million for the six-month period, representing growth of 13.6% and 20.2%, in the respective comparison periods. The continuous gain in profitability is the result of the increase in sales along with strict management of costs, stable input prices, and the dilution of fixed costs with the increase in manufacturing productivity. The gross margin reached 47.7% for the quarter, very close to the 47.5% for the six-month period, with average growth of four percentage points in relation to the same periods of last year.


Gross Margin
% of Net Sales
+ 4.3 pp
43.4%
47.7%
+ 4.1 pp
43.4%
47.5%
2005
2006
2nd quarter
1st six-month period

Selling, general and administrative expenses

Totaled R$86.4 million for the quarter and R$171.7 million for the six-month period, equivalent to 29.1% of net sales, or one percentage point lower than the first six-month period of 2005. This decrease is mainly due to the decrease in selling expenses and management/control of administrative expenses.

Income from operations

Totaled R$51.8 million for the quarter and R$97.8 million for the six-month period. Contributing factors for this result, in addition to the increase in sales and gross profit and the dilution of operating expenses, were the growth in net financial income, due to the higher volume of funds invested, exchange gains and the reduction of financial charges on taxes. This result did not experience variation between the quarters. In the six-month period it grew 9.8%. The "pro forma" income from operations in 2005 was R$39.4 million for the quarter and R$65.4 million for the six-month period.

EBITDA

EBITDA, adjusted according to the aforementioned subsidy amount, totaled R$70.4 million for the quarter, with a margin of 24.2% on net sales and growth of 31.1% in relation to the same period of the prior year. EBITDA generated for the six-month period was R$135.8 million, up 42.2%. This result confirms the Company's strategy of focusing on brands, with constant launches incorporating technology and innovation in global trends of its main products.


EBITDA - R$ million
+ 31.1%
53.7
70.4
+ 42.2%
95.5
135.8
2005
2006
2nd quarter
1st six-month period

Net income

Totaled R$42.4 million for the quarter and R$78 million for the six-month period. The "pro forma" net income in 2005 was R$36.3 million for the quarter and R$67.1 million for the six--month period.

Cash flows

As presented in the table above, for the 12-month period ended June 30, 2006, the Company had strong operating cash flow (EBITDA), allowing for financing of its growth, with investments in permanent and working capital, payment to shareholders and settlement of loans.

Cash Flows - R$ million


214.5
244.9
(49.5)
(43.0)
(64.6)
30.4
(53.8)
1.7
(48.6)
38.6
(52.1)
218.5
Cash Balance 06/30/05
EBITDA
Increase in Working Capital
Payment COFINS Lawsuit
Purchase of PPE
Financial Income
Dividends and Interest on Capital Paid
Dividends and Interest on Capital Received
Borrowings/ Repayment of Loans
Proceeds from Sale of Permanent Assets
Stock Buyback
Cash Balance 06/30/06

Indebtedness

Totaled R$7.6 million at the end of June 2006, down 86% in relation to the position as of June 30, 2005. The Company made a prepayment of a loan from the IFC, in the amount of US$16.2 million. The net cash balance, as of June 30, 2006, was R$210.9 million.

CAPITAL MARKET AND CORPORATE GOVERNANCE

Stock performance

The Company preferred shares closed the six-month period at R$99.90, appreciating 37.2% in the first six months of the year, while the São Paulo Stock Exchange Index (Ibovespa) rose 9.4% in the same period. Considering the last 12 months, the preferred shares appreciated 186%, compared to an appreciation of 46.2% in the Ibovespa. The Company's market value grew R$0.6 billion, through June 2005, to R$1.8 billion.

Payment to shareholders

In the six-month period ended June 30, 2006, the Board of Directors decided to pay interest on capital, subject to approval in the 2007 Annual Shareholders' Meeting, in the amount of R$37.3 million.

Stock buyback

In the first six-month period ended June 30, 2006, the Company purchased 412,400 preferred shares and 9,055 common shares on the stock exchange, which were held in treasury.

Board of Directors

In the Extraordinary Shareholders' Meeting held on April 20, 2006, through a direct vote, the new member of the Company's Board of Directors, the representative of the preferred shareholders, and his/her respective alternate member were elected, with terms of office through 2008.

External auditors

The service provided by Deloitte Touche Tohmatsu focused exclusively on accounting audit and, during the six-month period, no additional or consulting services from the external auditors were contracted.

PEOPLE MANAGEMENT AND SOCIAL RESPONSIBILITY

Some 12 thousand hours of training were given in the six-month period ended June 30, 2006, reaching 601 employees. Targets were set for all levels of the Company, in which individual employee performance will determine variable compensation. Timberland, Instituto Alpargatas and IPÊ - Instituto de Pesquisas Ecológicas conducted environmental actions in celebration of Earth Day, on April 20.

SANTISTA TÊXTIL S.A.

The merger of operations of Santista Têxtil S.A. with Tavex Algodonera S.A., based in Spain, was approved in June 2006, creating the world's leader in denim, with capacity to produce 150 million meters per year, as well as fabrics for sportswear, professional clothing and technical, generating annual revenue in excess of US$500 million. The new company starts with 12 factories in operation (5 from Tavex and 7 from Santista), distributed in the Americas, Europe and North Africa. The merger represents an opportunity to expand Santista's presence in the U.S. and European markets, and offers the possibility of major gains in synergy in sales, purchases, product development, technology and logistics, as well as other sectors.

OUTLOOK AND ACKNOWLEDGEMENTS

In the second six-month period of this year, we will carry out projects that will lead to the Company's growth, according to our strategic planning. We are building an increasingly sound Company, with firm ethical, social and environmental positions and a qualified and efficient team of professionals. We intend to expand foreign sales and grow in the domestic market as well. The Brazilian footwear market has huge growth potential, since consumption per inhabitant/year in the country is around three pairs, compared to an average of approximately seven pairs in developed countries. We thank everyone who contributed to the Company's success for their support.

São Paulo, August 4, 2006

BOARD OF DIRECTORS